North Bay BANCORP

West Coast Super Community Bank Conference

September 7, 2006

Presenter:
Terry L. Robinson, President & CEO

SAFE HARBOR STATEMENT

- This presentation contains forward-looking statements that are:
  - Subject to contingencies & uncertainties,
  - Not a guarantee of future performance,
  - Based on assumptions that may change,
  - Not to be relied on unduly.
- Many factors are beyond our ability to control or predict, including factors such as:
  - Interest rate volatility.
  - Economic conditions.
  - Asset performance.
  - Ability to control costs.
  - Successful acquisition assimilation.
- We assume no obligation to update this data.
- Please see risk factors in NBAN’s SEC filings.


North Bay
BANCORP

A BRIEF HISTORY

- The Vintage Bank opened for business in Napa in January, 1985 with capital of $3.1 million
- A $2 million secondary offering was issued in 1994 to support organic growth
- North Bay Bancorp was formed in 1999
- Solano Bank opened in July 2000 with 3 offices, partially capitalized with a $5 million secondary offering
- Three Boards were merged & reduced in 2004; Charters merged in 2005; combined Board reduced to 11 in 2006

WHY INVEST IN NBAN?

- Board & Management
- Markets & Core Deposit Base
- Asset Quality
- Historical Consistency & Low Risk Profile
- Long-Term EPS Growth Potential

DIRECTORS

David B. Gaw *Chairman, Attorney*	**Conrad W. Hewitt** *Former California Superintendent, DFI* *Former Managing Partner, Ernst & Young* *Resigned effective August 15, 2006*
Richard S. Long *Vice Chairman, CEO Regulus Group, LLC*	**Thomas Shelton** *President & CEO, Joseph Phelps Vineyards*
Thomas N. Gavin *Financial Planning*	**Stephen C. Spencer** *Commercial Real Estate*
Fred J. Hearn, Jr. *CEO, Hearn Pacific Corporation*	**Denise C. Suihkonen** *Certified Public Accountant*
Thomas F. Malloy *Insurance*	**James E. Tidgewell** *Certified Public Accountant*

EXECUTIVE MANAGEMENT

Terry L. Robinson *President & CEO since 1988*	**Virginia Robbins** *Executive Vice President* *Chief Operating Officer* *Joined in 2006*
Glen C. Terry *President, The Vintage Bank* *Joined in 1999*	**Michael W. Wengel** *Executive Vice President* *Chief Financial Officer* *Joined in 2006*
John Nerland *Senior Executive Vice President,* *Chief Credit Officer* *Joined in 2002*	**Stephanie Rode** *Senior Vice President* *Risk Management* *Joined in 2003*

North Bay BANCORP

AREAS WE SERVE


OREGON
Grants Pass
Klamath Falls
Twin Falls
Eureka
Winnemucca
Elko
Redding
Sacramento
Reno
Carson City
NEVADA
Santa Rosa
NBAN
Sacramento
Stockton
San Francisco
Oakland
Palo Alto
San José
San Joacin
Tonopah
Monterey
Salinas
Fresno
CALIFORNIA
Las Vegas
Bakersfield
Santa Barbara
Pomona
San Bernardino
Los Angeles
Anaheim
Long Beach
Colorado
San Diego
Tijuana
Calistoga
St. Helena
Rutherford
Oakville
Yountville
Napa
Dixon
Vacaville
Fairfield
Suisun City
Rio Vista
Vallejo
Benicia
29
128
121
12
221
505
80
113
680
37
780

★ The Vinatge Bank Main Office ● The Vintage Bank Office Locations ★ Solano Bank Main Office ● Solano Bank Office Locations

North Bay BANCORP

SOLANO COUNTY DEPOSIT MARKET SHARE


WFC
18%
BNP
Paribas
8%
WAMU
10%
BAC
28%
USB
8%
WABC
8%
FNRN
6%
Other
10%
NBAN
4%

North Bay BANCORP

NAPA COUNTY DEPOSIT MARKET SHARE


WABC
12%
CITI
5%
BK AM
21%
WFC
17%
Other
14%
NBAN
18%
BNP Paribas
5%
WAMU
8%

TOTAL DEPOSITS

June 30, 2005
$510 Million


26%
28%
30%
16%

June 30, 2006
$482 Million


18%
30%
35%
17%

NOW/Saving **CD's** **Money Market** **Demand**

ASSET QUALITY

THE VINTAGE BANK

SOLANO BANK

A Division of The Vintage Bank

NON-PERFORMING ASSETS/TOTAL ASSETS



1.00%
0.75%
0.50%
0.25%
0.00%
2000
2001
2002
2003
2004
2005
2nd Qtr 06
NBAN
CA Peers
National Peers

North Bay BANCORP

WHY STELLER ASSET QUALITY?

- Credit Culture
- Consistent Underwriting
- Relationship Banking
- Lend within our Markets
- Lend within Industries we Understand

LOAN PORTFOLIO

June 30, 2005
$434 Million


18%
10%
8%
63%
1%

June 30, 2006
$450 Million


23%
9%
59%
5%
4%

Real Estate | **Commercial & Industrial** | **Construction** | **Consumer** | **Commercial RE**

North Bay BANCORP

A HISTORICAL PERSPECTIVE



TOTAL ASSETS


$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
1990
1992
1994
1996
1998
2000
2002
2004
2Q 2006

North Bay BANCORP

NET INCOME


$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2Q 2006*

*Annualized

North Bay BANCORP

RETURN ON AVERAGE ASSETS



1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
97
98
99
2000
2001
2002
2003
2004
2005
2Q 2006

North Bay BANCORP

RETURN ON AVERAGE EQUITY



16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
97
98
99
2000
2001
2002
2003
2004
2005
2Q 2006

ANNUAL OPERATING EFFICIENCY



82%
68%
54%
41%
27%
14%
0%
60%
57%
64%
69%
69%
70%
68%
64%
66%
1998
1999
2000
2001
2002
2003
2004
2005
2Q-2006

EARNINGS PER SHARE



$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2000
2001
2002
2003
2004
2005
2Q 2006
4Q
3Q
2Q
1Q

North Bay BANCORP

MARKET CAPITALIZATION



$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
1990
1992
1994
1996
1998
2000
2002
2004
2006

STOCK PERFORMANCE



NORTH BAY BNCP
Splits:
as of 30-Aug-2006
+200%
+150%
+100%
+50%
0%
-50%
NBAN
_IXIC
_GSPC
Jan02
Jan03
Jan04
Jan05
Jan06
60
40
20
0
Thousands
Volume
Copyright 2006 Yahoo! Inc.
http://finance.yahoo.com/

RISK PROFILE


THE WATERFRONT

BALANCE SHEET

- Investment Portfolio
  - Agencies, municipals and mortgage-backed PAC’s & vanilla pass-throughs
  - No derivatives, structured notes, preferred stock, etc.
- Loan Portfolio – Clean
- No Significant Intangible Assets
- Stable Non-interest Bearing Deposit Base

EARNINGS

- Interest Rate Risk Near Zero
  - Slightly asset sensitive in short run
  - Slightly liability sensitive in longer run
- No dependency on Cyclical Revenues
- Low Cost Deposit Base Best Defense Against a Flat Yield Curve

WHAT’S NEXT?


PROD. NO.
SCENE
TAKE
ROLL
DATE
PROD. CO.
DIRECTOR
CAMERAMAN
SOUND

2006 – 2007 PLANS

- Strengthen “Middle” Management in Key Areas
- Capture Automation Opportunities & Improve Processes in General
- Longer-Term, Capture FTE Improvement Opportunities flowing from Management Upgrades and Automation of Processes
- Expand “Niche” Market Opportunities
  (Example: Professional Practice Finance Product)
- Enter Contra Costa County
  - Contiguous market – large population & deposit base
  - Minimal community bank competition in targeted geographic sections

SUMMARY & CONCLUSION

NBAN is an Exceptional Franchise

- Stable
- Premier Markets
- Low Risk

Positive Outlook

- Solid Organic Growth
- Positive Earnings Trend

…AND IT’S JUST 50 MILES AWAY!

